Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Announces Drill Results from its Pickle Crow Gold Project

September 29, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report initial results from the 2020 diamond drill program currently underway at its Pickle Crow Gold Project (“Pickle Crow” or the “Project”) located in northwestern Ontario, Canada. Auteco Minerals Ltd (“Auteco”) (ASX: AUT), First Mining’s partner on Pickle Crow, is advancing the Project by completing a 45,000 metre (“m”) drill program aimed at expediting resource growth and testing multiple walk-up targets.

To date, drilling has intersected high-grade gold mineralization in numerous areas up to 250 m outside the current resource area, with additional targets identified for further drilling in 2020.

Highlights:

●
Hole AUDD0017 intersected 99.35 grams per tonne gold (“g/t Au”) over 0.6 m
o
Including 181 g/t Au over 0.3 m

●
Hole AUDD0019 intersected 19.64 g/t Au over 1.6 m
o
Including 59.5 g/t Au over 0.5 m

●
Hole AUDD0013 intersected 24.45 g/t Au over 1.7 m
o
Including 122.0 g/t Au over 0.3 m

“We are excited with the initial results intersected by our partner’s ongoing drill program”, stated Dan Wilton, CEO of First Mining. “Auteco’s drill program at Pickle Crow has shown initial success and continues to enlarge the areas of known mineralization and highlight the Project’s resource expansion potential.”

Auteco commenced its maiden drilling program at Pickle Crow in May this year. To date, nineteen holes totaling 4,464 m have been completed, with assays returned for nine holes and partial assays for a further six holes. Drilling has been successful in intersecting shallow, high-grade mineralization and these results are being followed up with an expanded 45,000 m resource definition and discovery program now underway on site. A 24-person, all-season camp has been established on site to support exploration activities.

To expedite resource growth and enable exploration step-outs, a third drill rig will be mobilized in the coming weeks as part of the expanded drilling program.

Exploration efforts are currently focused on the definition of potential additional resources within the ‘Core Trend’, which is host to the current inferred resource and the historical mining and infrastructure. Numerous walk-up drill targets ‘in the shadow of the headframe’ have been identified from historical drilling datasets, and the current drilling is adding geological confidence to the significant historical intercepts to enable conversion to JORC and NI 43-101 mineral resources.

Auteco can earn up to an 80% interest in the Company’s wholly-owned subsidiary PC Gold Inc. (“PC Gold”), which owns the Project, and their aggressive drilling program is now fully funded following its recent A$30.4m capital raising.

A plan map showing the Pickle Crow mineralized trend, highlighting the latest drill results and new identified zones of mineralization, can be viewed at:
https://www.firstmininggold.com/_resources/news/2020-09-FF-Pickle-Crow-Drill-Results.pdf

Select assay results from the first nineteen holes of the Auteco 2020 drill program are reported below.

Hole ID	From (m)	To (m)	Length (m)	Au g/t
AUDD0001	61	64.05	3.05	3.35
AUDD0003	124.4	132	7.6	2.24
including	127.7	132	4.3	3.36
and	137	141.5	4.5	2.87
AUDD0004	292	301	9	2.91
AUDD0010	43.7	45.2	1.5	6.2
and	237.55	241.9	4.35	2.31
and	261	264	3	7.37
AUDD0013	95.7	97.4	1.7	24.45
including	96	96.3	0.3	122
AUDD0014	147	151.5	4.5	1.75
AUDD0015A	377.5	380.7	3.2	1.77
AUDD0017	167.4	168	0.6	99.35
including	167.4	167.7	0.3	181
AUDD0019	350.15	355	4.85	4.4
and	372	373.6	1.6	19.64
including	372.35	372.85	0.5	59.5

Notes:
● Assaying for the Auteco drill program was completed by AGAT laboratories in Thunder Bay, Ontario.
Prepared 30 g samples were analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Samples greater than 5 g/t Au were reassayed by 50 g fire assay with gravimetric finish. All samples greater than 0.2 g/t Au have additionally been sent for pulp metallics (1000 g) with some results still pending. Reported intervals for holes AUDD0001, AUDD0003, AUDD0004 and AUDD0013 do not include all reassay results as they are still pending as at the time of this news release.
● Reported widths are drilled core lengths; true widths are unknown at this time
● Cut-off grade of 1 g/t Au allowing for 1 m internal dilution

A complete list of the 2020 drill results to date, including hole details, can be viewed at:
https://www.firstmininggold.com/_resources/news/2020-09-29-FF-NR-Auteco-2020-Drill-Results.pdf

Vein 5 Extension Discovery

o
1.7 m at 24.5 g/t Au from 95.7 m in AUDD0013 (including 0.6 m at 65.2 g/t Au from 96 m and 0.3 m at 122.0 g/t Au from 96 m)

o
0.6 m at 99.4 g/t Au from 167.4 m in AUDD0017 (including 0.3 m at 181.0 g/t Au from 167.4 m)

A 210 m step-out to the ENE from the current Vein 5 wireframe resulted in the shallow intersection of 1.7 m at 24.5 g/t Au in AUDD0013. Multiple occurrences of visible gold from within the interval provided encouragement for follow up drilling. A further four holes have now been drilled with assays still pending.

Initial assays have also been returned from AUDD0017, 80 m down dip from AUDD0013, which intersected grades of up to 181.0 g/t Au within an interval of 0.6 m averaging 99.35 g/t Au.

Mineralization is associated with quartz-tourmaline-gold shear vein in high-strain, sericite-ankerite altered basalts.

Initial results are highly encouraging, with AUDD0013 and AUDD0017 indicating vertical continuity in the high-grade vein component of mineralization. Drilling is still wide-spaced (80 m x 80 m) and shallow. Narrow, high-grade intercepts of up to 0.31 m at 61 g/t Au in hole 1-26-27 have been intersected on Vein 5 in historical drilling, a further 550 m below the intercept in AUDD0017 (710 m below surface). Although these intercepts appear narrow the historical drilling only sampled the vein itself, with altered and mineralized wall rock discarded.

Coupled with historical indications of high-grade gold on the No. 5 vein at depth, Auteco’s drilling provides encouragement for further step-outs in the drilling both to the ENE and WSW, and points to further resource potential from the Vein 5 extension target. Vein 5 remains open in all directions.

Vein 11 Extension and 11 Footwall Discovery

o
4.85 m at 4.4 g/t Au from 350.15 m in AUDD0019

o
Vein 11 FW: 1.6 m at 19.6 g/t Au from 372 m in AUDD0019 (including 0.5 m at 59.5 g/t Au from 372.35 m)

Hole AUDD0019 was drilled to a depth of 423 m through the Vein 5 extension target. The hole intersected multiple zones of sub-parallel, high grade mineralization in the footwall of Vein 5.

Vein 11 was intersected with multiple occurrences of visible gold within an interval of 4.85 m at 4.4 g/t Au from 350.15 m. This represents a 120 m step-out from the current Vein 11 resource wireframe with no historical or recent drilling into the extension target in any direction.

Hole AUDD0019 also intersected multiple 20-30 cm quartz-tourmaline-gold veins at 372 m, with initial assays returning up to 59.5 g/t Au within an interval of 1.6 m at 19.6 g/t Au. This represents a previously unrecognized mineralized zone sub-parallel to the trend of Vein 11 outside of current resources. Mineralization remains open in all directions.

Given the reconnaissance nature of the drilling on the No. 11 Vein extensions and footwall mineralization to date, this represents an exciting opportunity for the company to delineate additional resources proximal to existing mine infrastructure.

Vein 112 Target

o
3 m at 7.4 g/t Au from 261 m in AUDD0010

The Vein 112 discovery was intersected in hole AUDD0010 with 3 m at 7.4 g/t Au intersected at 261 m down hole at the high-strain contact between the mafic volcanics of the Pickle Crow assemblage and the late basin, Temiskaming type conglomerates. The mineralization is marked by multiple 1-30 cm quartz-ankerite-pyrrhotite-pyrite-gold veins, with widespread fuchsite-sericite-ankerite alteration to the selvedge. Mineralization is open along strike and at depth.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
AUDD0001	223	-60	114.3	704983	5710808
AUDD0002	200	-60	192	705018	5710874
AUDD0003	199	-58	261	705050	5710908
AUDD0004	200	-60	378	705127	5710888
AUDD0005	205	-59	222	705186	5710974
AUDD0006	200	-60	96.7	705119	5710996
AUDD0007	205	-61	387	705102	5710999
AUDD0008	148	-57	204	704735	5710698
AUDD0009	161	-60	225	704783	5710757
AUDD0010	160	-60	309	704755	5710818
AUDD0011	158	-64	107.97	704743	5710857
AUDD0012	161	-58	71.6	704294	5709842
AUDD0013	175	-61	108	704315	5709573
AUDD0014	305	-56	321.2	705038	5710633
AUDD0015A	282	-60	438	705276	5710822
AUDD0016	180	-61	186	704244	5709543
AUDD0017	174	-61	258	704301	5709629
AUDD0018	174	-58	161.5	704390	5709613
AUDD0019	182	-58	423	704212	5709677

Note: Collar coordinates in UTM NAD 83 z15

Reconnaissance exploration drilling has also resulted in the identification of three new high-grade gold discoveries/extensions, with significant step-out mineralization returned from Vein 5 extensions, Vein 11 extensions (including a new footwall discovery), and a new Vein 112.

Additional Details

A map showing the location of Pickle Crow and regionally significant projects can be viewed at:

https://www.firstmininggold.com/_resources/news/2020-09-FF-Pickle-Crow-Regional-Map.pdf

Additional underexplored, mineralized trends within the property and outside of the resource area have been identified. These areas are currently being subjected to initial geological field assessment by Auteco field geologists ahead of the proposed regional exploration drilling which needs to be conducted during the winter when the target areas are more accessible.

A map showing the identified regional shear zones and walk-up drill targets within the property area can be viewed at:
https://www.firstmininggold.com/_resources/news/2020-09-FF-Pickle-Crow-Targets.pdf

About Pickle Crow

The Pickle Crow Gold Deposit is a high-grade, shear-hosted, mesothermal Archean lode gold deposit. The deposit occurs primarily within mafic volcanics and banded iron formation (BIF) units in the Pickle Crow assemblage of the Pickle Lake Greenstone belt located in the Uchi Lake Sub-province of the Superior Craton of the Canadian Shield.

Mineralization is focused around steeply north-west dipping, regional scale shear zones. Multiple mineralization styles have been identified on the property, including Quartz-Gold-Tungsten (+/-Tourmaline) Shear Veins which are the focus of the current exploration, and banded iron formation mineralization (BIF-style), which comprises structurally-controlled, sheeted vein arrays hosted within the BIF.

Pickle Crow is one of Canada’s highest-grade historical gold mines. It operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. Auteco recently increased its landholding near the Project by staking an additional 130 km2 (13,000 ha) of land contiguous to Pickle Crow, thereby increasing the combined property’s land package to over 320 km2 (32,000 ha) (see news release dated February 18th, 2020). First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

Auteco’s development focus is on returning to first principles, completing a new geological review and applying modern exploration technologies in their advancement of the Project. Auteco has a strong focus on discovering and developing new project scale, high-grade, near surface gold resources.

QA/QC Procedures

The QA/QC program for the Auteco drill program consists of the submission of duplicate samples and the insertion of Certified Reference Materials (CRMs), including low, medium and high-grade standards and coarse blanks, at regular intervals in the sample stream. One set of the four QA/QC sample types were inserted every 25 samples, consisting of 1 coarse duplicate, 1 quarter-split field duplicate, 1 CRM (altering between low, medium and high standards) and 1 blank. AGAT laboratories also undertakes its own internal QAQC program to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category1. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining’s portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:
1.
These numbers are from the independent technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with NI 43-101 and is available at www.sedar.com under First Mining’s SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the mobilization of a third drill rig to Pickle Crow in the coming weeks; (ii) timing for the receipt of outstanding assays from the current drill program at Pickle Crow and the interpretation of the results of such assays; (iii) the disclosure of assay results and highlights of the current drill program at Pickle Crow in future news releases issued by the Company; (iv) the potential to increase the amount of mineral resources in the Core Trend at Pickle Crow through Auteco’s current drill program; (v) the potential for further step-out drilling at Pickle Crow; (vi) timing for the completion of a Pre-Feasibility Study for Springpole; (vii) timing for the submission of an Environmental Impact Statement for Springpole; (viii) the Company’s focus on advancing its assets towards production; and (ix) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.